

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Shahar Ginsberg
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

> **Re:** **ADB International Group, Inc.**
> **Amendment No. 1 to Registration Statement on From 10-12G**
> **Filed April 25, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 000-54862**

Dear Mr. Ginsberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 20, 2012 however the page numbers are still omitted. As previously requested, please include page numbers.

2. We note your response to comment 2 in our letter dated December 20, 2012. Please file Exhibits 10.4 and 10.5 and list them in your Exhibit index.

3. We note your response to comment 4 in our letter dated December 20, 2012, particularly your statement that you have "devoted [your] limited financial and personnel resources to joint ventures". In this regard, we note your statements in support of the conclusion that you do not have nominal operations to the effect that you "entered into a two year cooperation and distribution agreement with Treatec", "entered into a Representative

Services Agreement in February 2013 with Mr. Tal Yoresh" and "entered into a distribution agreement with GreenEng." Alone, without further information, these actions do not fully allay our concern that your company might be a shell company, particularly in light of the limited nature of your assets and operations. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of those factors. Alternatively, please revise your registration statement to indicate that you are a shell company.

Item 1. Description of Business

Recent Developments

4. We note your response to comment 6 in our letter dated December 20, 2012. Please disclose in your next amendment the source of your statement regarding the commercial success of the water treatment products in Israel and Europe.

Competition

5. We note your response to comment 11 in our letter dated December 20, 2012. As previously requested, please either delete the references indicating that your competitors' products "are less efficient and more expensive than [your] water treatment technology products" in the third paragraph under this heading or substantiate them.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation

Our Business

6. We reviewed your responses to comments 17 and 18 in our letter dated December 19, 2012. Reference is made to your discussion of Phase 1 and 2 of your business plan under "Our Business Strategy" in Item 1. Please revise to discuss each piece of Phase 1, including the estimated cost and timing of each piece, when discussing your business plan in Item 2.

Results of Operations during the year ended December 31, 2012 as compared to the year ended December 31, 2011

7. Please revise to provide a more detailed discussion of the nature of the general and administrative expenses incurred in the years ended December 31, 2012 and December 31, 2011 and the underlying reasons for the increases or decreases in expenses. Please also revise to discuss the underlying reasons for the increase in interest expense.

Liquidity and Capital Resources

8. We reviewed your response to comment 19 in our letter dated December 19, 2012. Please remove the last sentence in the fifth paragraph under the "Liquidity and Capital Resources" subheading since this is not an offering in which you are raising money. In this regard, please ensure the document is drafted with a view of the nature of the registrant, its operations and the type of registration statement.

9. Reference is made to your discussion of the "Material Terms of the GreenEng Agreement" in Item 1. Please tell us whether you have committed to purchase product from GreenEng and if so, please disclose the material terms of the commitment.

Item 4. Security Ownership of Beneficial Owners and Management

10. We note your response to comment 21 in our letter dated December 20, 2012, indicating that the majority of the 63,983,000 shares (which constitute more than 80% of your outstanding shares) issued to various parties, were sold to Yoseph Zekri and other unaffiliated parties. Please tell us how many shares went to Mr. Zekri and clarify for us whether those shares are included in the Security Ownership Table. In this regard, we note that the beneficial ownership table appears to reflect that Mr. Zekri holdings consist of 21,307,987 shares. In addition, please tell us the number of persons besides Mr. Zekri who received shares in the aforementioned sales and confirm for us that none of those persons is required to be included in the table pursuant to the requirements of Item 403 of Regulation S-K.

Item 5. Directors, Executive Officers, Promoters and Control Persons

11. We note your response to comment 22 in our letter dated December 20, 2012. As previously requested, please revise your disclosure to expand the discussion of Mr. Zekri and Mr. Ginsberg business experience during the past five years. Please see Item 401(e) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities

12. We note that the Statement of Changes in Stockholder's Equity indicates that 5,689,041 shares were issued upon conversion of debt in 2009, but your Recent Sales of Unregistered Securities table reflects that the same amount of shares were issued in 2010. Furthermore, the table in Item 10 indicates that the issuance of shares related to services provided and not to conversion of debt. Please revise your disclosures to ensure consistency.

Item 13. Financial Statements and Supplementary Data

Audited Consolidated Financial Statements

13. We reviewed your response to comment 28 in our letter dated December 19, 2012.
Please amend to include an audited statement of changes in stockholders' deficiency from
re-entering the development stage on January 1, 2010 through December 31, 2010 and
audited statements of operations and cash flows from re-entering the development stage
on January 1, 2010 through December 31, 2012. Refer to ASC 915-215-45, 915-225-45
and 915-230-25. Please also explain in detail why you were not a development stage
entity on December 31, 2009 and prior to December 31, 2009. In doing so, please tell us
your revenues earned prior to December 31, 2009. Refer to the definition of a
development stage entity at ASC 915-10-20.

Statements of Cash Flows

14. The totals "Expenses paid by issuance of equity instruments" and "Donated services" for
the period from re-entering development stage on January 1, 2010 to December 31, 2012
do not agree to the statements of changes in stockholders' equity or Note 3. Please
revise.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Uncertain Tax Positions

15. FASB Accounting Standards Codification became effective on July 1, 2009. As a result,
all non-SEC accounting and financial reporting standards have been superseded. Please
revise any references to accounting standards accordingly.

Note 3. Stockholders' Equity

16. Reference is made to footnote (1) which states that shares issued for services were valued
at the closing market price on the date of issuance. Reference is also made to the table
preceding footnote (1) and the table in Item 10 which disclose that 60,000,000 shares
issued on June 16, 2010 were valued at $0.001 per share while all other shares issued on
June 16, 2010 were valued at $1.25 per share. Please explain in detail why you used
different share prices to value the June 16, 2010 issuances and why the share prices used
were appropriate.

Note 5. Convertible Notes

17. We reviewed your response to comment 35 in our letter dated December 19, 2012. Please tell us your consideration of recognizing beneficial conversion features when you issued $50,000 convertible notes in the years ended December 31, 2009 and 2010. Please also disclose the material terms of these convertible notes. In this regard, we note that all or a portion of these convertible notes were outstanding as of December 31, 2011 and December 31, 2012. Refer to ASC 470-20.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

General

18. Please amend your Form 10-K in response to our comments above or tell us why you believe your Form 10-K does not need to be amended.

Item 9A. Disclosures and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

19. Please revise to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2012. Refer to Item 308(a)(3) of Regulation S-K.

Signatures

20. The report must be signed by the registrant. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director